January 15, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Canary Litecoin ETF
File No. 333-282643

Dear Mr. Brunhofer, Mr. Niethamer, Mr. Stanton and Ms. Berkheimer:

This letter responds to your comments regarding the registration statement filed on Form S-1 for Canary Litecoin ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on October 15, 2024 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please tell the Staff the status of your application for listing on an exchange, as well as the exchange’s plans to submit an application under Rule 19b-4, and revise your disclosure throughout the prospectus as appropriate. Please be advised that the Staff may have additional comments once the Rule 19b-4 application is filed.

Response to Comment 1

The Sponsor has been coordinating with The Nasdaq Stock Market LLC to prepare an application for the listing of the Trust’s shares pursuant to Rule 19b-4. The Sponsor expects that such application will be filed with the Commission within days of the filing of the amendment to the Registration Statement this letter accompanies.

Comment 2 – General

To the extent that you intend to use a fact sheet, please provide the Staff with a copy for our review.

Response to Comment 2

The Trust has no current intention to use a fact sheet. To the extent the Trust decides to use a fact sheet prior to the effectiveness of the Registration Statement, a copy of the fact sheet will be provided to the Staff under separate cover.

Comment 3 – Cover Page

Please disclose that you are offering an indeterminate number of shares

Response to Comment 3

Pursuant to the Staff’s comment, the following disclosure has been added to the cover page:

The Trust is offering an indeterminate number of Shares.

Comment 4 – Table of Contents

Please revise the Table of Contents to include a specific reference to the Risk Factors section. Please refer to Item 502(a) of Regulation S-K.

Response to Comment 4

Pursuant to the Staff’s comment, the Table of Contents has been revised accordingly.

Comment 5 – Prospectus Summary

The Staff notes your disclosure where you explain that “[e]xcept in limited circumstances, Shareholders will have no voting rights under the Trust Agreement.” Please revise your disclosure in the Prospectus Summary to disclose the “limited circumstances” under which shareholders have voting rights under the Trust Agreement.

Response to Comment 5

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

Except ~~in limited circumstances~~ to elect a successor Sponsor upon the resignation of the Sponsor or as otherwise required by laws of the state of Delaware, Shareholders will have no voting rights under the Trust Agreement. (emphasis added)

Comment 6 – Prospectus Summary

Please revise your Prospectus Summary, if true, to disclose that the Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of LTC.

Response to Comment 6

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled Prospectus Summary:

The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of LTC.

Comment 7 – The Trust’s Fees and Expenses

Please revise to clarify whether all LTC transaction costs incurred by a blockchain transaction are Extraordinary Expenses or if there are LTC transaction costs that are the Sponsor’s responsibility.

Response to Comment 7

The Trust refers the Staff to the final sentence of the third paragraph under the caption “The Trust’s Fees and Expenses”, which has been revised as follows to clarify the concern raised by the comment:

To the extent on-chain transaction fees are incurred in connection with transfers or sales of LTC to pay Extraordinary Expenses, the Trust will bear such fees, but to the extent there are any on-chain transaction fees incurred in connection with the transfers of LTC to pay the Sponsor Fee or any Sponsor-paid Expenses, the Sponsor, and not the Trust, shall bear such fees. (emphasis added)

Comment 8 – The Trust’s Service Providers

Once you have entered into material agreements with the Trust’s service providers, please revise to disclose the material terms of each of these agreements, including the term of each agreement and the termination provisions of each agreement.

Response to Comment 8

Pursuant to the Staff’s comment, the referenced disclosures have been revised accordingly. The Sponsor notes that the disclosure is based on preliminary negotiations and may be revised in the further pre-effective amendment.

Comment 9 – The Trust’s Service Providers

Please revise to describe the approval process of the LTC Trading Counterparties, including any specific criteria for engagement as a LTC Trading Counterparty.

Response to Comment 9

The Trust refers the Staff to the final sentence under the caption “The Trust’s Service Providers – LTC Trading Counterparties”. In addition, to further address the Staff’s comment, the following disclosure has been added to that section:

The Sponsor will decide which LTC trading counterparties to place trade orders with based on, among other things, their ability to provide best execution for the Trust’s orders, any relevant regulatory or disciplinary history, and competitiveness of pricing. Neither the Trust nor the Sponsor anticipate receiving any “soft dollar” or similar benefits from the selection of any LTC trading counterparty.

Comment 10 – The Trust’s Service Providers

Please revise your disclosure to discuss the Sponsor’s experience sponsoring exchange traded funds and specifically its experience related to crypto asset markets.

Response to Comment 10

The following disclosure has been added under the caption “The Trust’s Service Providers – The Sponsor”:

While the Sponsor’s personnel have significant experience managing exchange-traded vehicles such as the Trust, including exchange-traded vehicles that hold digital assets, the Sponsor is a newly-formed entity with no prior experience managing pooled investment vehicles.

Comment 11 – Custody of the Trust’s Assets

Please revise to provide a materially complete discussion of your LTC custody arrangements, when available, including whether and to what extent the Custodian carries insurance for any losses of the LTC that it custodies for you.

Response to Comment 11

Pursuant to the Staff’s comment, the referenced disclosures have been revised accordingly. The Sponsor notes that the disclosure is based on preliminary negotiations and may be revised in the further pre-effective amendment.

Comment 12 – Custody of the Trust’s Assets

The Staff notes note that “[t]he Custodian will maintain the Trust’s LTC in omnibus wallets along with the assets of other customers of the Custodian, and the Trust’s LTC will be treated as fungible with the LTC of other customers of the Custodian.” Please revise your disclosure to explain the risks to the Trust’s LTC held in such omnibus accounts related to the Custodian’s bankruptcy.

Response to Comment 12

The Trust has determined to use the services of both Coinbase Trust Company, LLC and BitGo Trust Company Inc. as Custodians for the Trust. Both of these service providers utilize segregated wallets, not omnibus accounts, as part of their custodial solutions. Accordingly, the Registration Statement has been revised to remove references to omnibus LTC accounts.

Comment 13 – Plan of Distribution

Please describe how the proceeds from the sale of the Seed Creation Baskets will be converted to LTC, including any costs or transaction fees payable by the Trust associated with such conversion.

Response to Comment 13

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Plan of Distribution”:

Deposits of cash are held by the Cash Custodian on behalf of the Trust until (i) transferred in connection with the purchase of LTC through an LTC trading counterparty, (ii) delivered out in connection with redemptions of Baskets or (iii) transferred to pay fees due to the Sponsor and Trust expenses and liabilities not assumed by the Sponsor, including Extraordinary Expenses.

Comment 14 – Creation and Redemption of Shares

Please revise to disclose whether, in connection with cash creations, if the price of LTC has dropped, the excess cash will be returned to the Authorized Participant.

Response to Comment 14

Pursuant to the Staff’s comment, the relevant disclosure set forth in the section entitled “Creation and Redemption of Shares” has been revised as follows:

To the extent the execution price of the LTC acquired by the trading counterparty exceeds the cash deposit amount, such cash difference will be the responsibility of the Authorized Participant and not the Trust or Sponsor. The Transfer Agent will then direct DTC to credit the number of Shares created to the Authorized Participant’s DTC account. To the extent the execution price of the LTC acquired by the trading counterparty is less than the cash deposit amount, such excess cash will be returned to the Authorized Participant. (emphasis added)

* * * * * * * *

Please call me at (312) 845-3484 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	James Audette, Esq., Chapman and Cutler LLP